Exhibit 99.1

Cellebrite Announces Third Quarter 2021 Results

Revenue of $65.9 million, up 24% year-over-year; Ups revenue guidance for full year 2021

GAAP net income of $8.1 million; Adjusted EBITDA of $15.0 million, 22.8% Adjusted EBITDA margin; Ups adjusted EBITDA guidance for full year 2021

PETAH TIKVA, ISRAEL, November 10, 2021 – Cellebrite (Nasdaq: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three months ended September 30, 2021.

“In our first quarterly reporting since becoming a public company, we are pleased to deliver significant progress on our strategic initiatives together with strong financial results,” said Yossi Carmil, Cellebrite’s CEO. “Our customers remain committed to leveraging our digital intelligence platform, as reflected in our strong revenue and ARR growth and our high retention rate. We have continued to expand our portfolio both through organic innovation and the acquisition of Digital Clues. Our commitment to increasing the breadth and scope of our offerings will help drive new customer adoption and enable our existing customers to apply their digital transformation initiatives throughout the investigative workflow, providing us with a tremendous market opportunity.”

Third Quarter Financial Highlights

●	Revenue of $65.9 million, up 24% year-over-year, of which Subscription revenue of $51.3 million, up 46% year-over-year

●	Annual Recurring Revenue (ARR) of $171 million, up 42% year-over-year

●	Recurring revenue dollar-based net retention rate of 139%

●	Gross profit and gross margin of $53.9 million and 81.9%, respectively

●	GAAP net income of $8.1 million; Non-GAAP net income of $13.3 million

●	Adjusted EBITDA and Adjusted EBITDA margin of $15.0 million and 22.8%, respectively

Third Quarter and Recent Digital Intelligence Highlights

●	Closed 25 deals above $500,000, including the largest deal in the Company’s history, with a federal customer in North America, of approximately $10 million in revenue.

●	Introduced a new SaaS solution: Guardian, a comprehensive investigative digital evidence management system (DEMS) designed to transform evidence and workflow management throughout the entire investigative process.

●	Launched Premium Enterprise, boosting productivity and accelerating time to evidence by decentralizing advanced collection capabilities.

●	Executing on its M&A strategy, signed a definitive agreement to acquire the assets of open-source intelligence company Digital Clues, strengthening Cellebrite’s market-leading Digital Intelligence platform and reinforcing its position as the premier end-to-end technology partner for law enforcement agencies.

●	Pioneered industry’s first remote mobile device data collection solution addressing private sector growing needs in corporate investigations, e-discovery, and incident response.

Other Notable Highlights

●	Completed the business combination with TWC Tech Holdings II Corp. Its ordinary shares and warrants began trading on Nasdaq on August 31, 2021, under the ticker symbols “CLBT” and “CLBTW”, respectively.

●	Established an Ethics & Integrity Committee to advise the Board of Directors on matters pertaining to evolving international law, ethical considerations related to responsible business practices, and requirements under law and regulations applied to the sale and use of Cellebrite’s technologies.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“We are very pleased with exceeding expectations for the third quarter and first nine months of 2021, and as a result, are raising our guidance for the full year” said Dana Gerner, Chief Financial Officer of Cellebrite.

●	Full year 2021 revenue is expected to be between $241.5 and $243.5 million, representing 24% year on year growth at the mid-point, up from prior guidance of $236.0 million.

●	Full year 2021 Adjusted EBITDA is expected to be between $45.0 and $46.5 million, representing a 19% margin at the mid-point, up from prior guidance of $36.0 million and a 15% margin.

“We expect ARR for the end of 2021 to grow approximately 34% over the previous year. Although some of our public sector customers still prefer a perpetual model, we expect to see an acceleration in the migration to a recurring revenue model in the next one to two years, and therefore maintain our long-term ARR forecasts.”, Gerner concluded.

Conference Call Information

Today, November 10, 2021, Cellebrite will host a conference call and webcast to discuss the Company’s financial results for the third quarter 2021. The call details are below:

Title:	Cellebrite Q3 21 Earnings

Date:	November 10, 2021

Time:	08:30 Eastern Time

US (toll free):	+1 (800) 399-1934

International:	+1 (210) 640-0859

Conference ID:	3183059

Webcast: https://edge.media-server.com/mmc/p/oe7yp96x

Participants dialing in are advised to join the call approximately 15 minutes before the start time. The webcast will remain available and accessible after the call at: https://investors.cellebrite.com/events-presentations.

Investor Conferences Schedule:

Cellebrite management is scheduled to participate in the following events:

●	Northcoast Virtual Fall Management Forum - November 15th, 2021

●	Needham Virtual Security, Networking, & Communications Conference - November 16th, 2021

●	Oppenheimer Israeli conference - December 12th, 2021

●	Cowen’s Annual Software Bus Tour - December 14th, 2021

●	Needham Growth Conference - January 10th, 2022

Public webcasts for some of these events will be accessible at: https://investors.cellebrite.com/events-presentations

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

Non-GAAP operating income is calculated as operating income (loss) excluding (i) share-based compensation expense, (ii) acquisition-related costs, (iii) amortization of intangible assets, (iv) a one-time compensation expense, (v) issuance expenses, and (vi) dividend participation compensation.

Adjusted EBITDA is calculated as net income (loss) excluding (i) financial income, net, (ii) tax expense (iii) depreciation and amortization, (iv) share-based compensation expense, (v) acquisition-related costs, (vi) a one-time compensation expense, (vii) issuance expenses, and (viii) dividend participation compensation.

The Company believes that the exclusion of these expenses provides a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Specifically:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results; and

●	Tax expense, and depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	One-time or unusual expenses are often not representative of the underlying performance of our business and make period-to-period comparisons more challenging.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income (loss) or net income (loss) or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets are expected recurring expenses over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenues, deferred revenues or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

Caution About Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Cellebrite are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: if we do not continue to develop technologically advanced solutions and successfully integrate with the software solutions used by our customers, our future revenue and operating results may be negatively affected; we are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected; real or perceived errors, failures, defects or bugs in our DI solutions could adversely affect our results of operations, growth prospects and reputation; a failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel could adversely affect our results of operations and growth prospects; the global COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations; current and future competitors could have a significant impact on our ability to generate future revenue and profits; we face intense competition and could face pricing pressure from, and lose market share to, our competitors, which would adversely affect our business, financial condition, and results of operations; if our solutions are inadvertently or deliberately misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality; our reputation and brand are important to our success, and we may not be able to maintain and enhance our reputation and brand, which would adversely affect our business, financial condition, and results of operations; the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; changes to our packaging and licensing models could adversely affect our ability to attract or retain customers; if we fail to manage future growth effectively, our business could be harmed; our future growth depends in part on our ability to introduce new solutions and add-ons and our failure to do so may harm business and operating results; issues in the use of artificial intelligence (“AI”) (including machine learning) in our platform may result in reputational harm or liability; we may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all; higher costs or unavailability of materials used to create hardware could adversely affect our financial results; fluctuations in foreign currency exchange rates could materially affect our financial results; the sales cycle for some of our solutions can be lengthy; if we are unable to retain qualified personnel and senior management and hire and retain additional qualified personnel, our business could suffer; the security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers; our sales to government customers expose us to business volatility and risks, including government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties; evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business; changes in civil forfeiture laws may affect our customers’ ability to purchase our solutions; failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business; some of our software and systems contain open source software, which may pose particular risks to our proprietary software and information technology systems; other companies may claim that we infringe their intellectual property, which could materially increase costs and materially harm our ability to generate future revenue and profits; certain of our solutions may be perceived as, or determined by the courts to be, a violation of privacy rights and related laws. Any such perception or determination could adversely affect our revenue and results of operations; some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations; we occasionally have limited access to third party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities; our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business; we may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations; we are subject to Israeli encryption laws and governmental trade controls, including export and regulations, and any non-compliance with these laws could negatively impact our operating results; a variety of new and existing laws and/or interpretations could materially and adversely affect our business; failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments; Conditions in Israel could materially and adversely affect our business; it may be difficult to enforce a U.S. judgment against us, our officers and directors or the experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts; we are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines, harm and reputation, and adversely affect our business, financial condition, results of operations, and growth prospects; and other factors, risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our prospectus that was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 7, 2021 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, which are available free of charge at www.sec.gov. Further information on potential risks that could affect actual results will be included in the subsequent filings that Cellebrite makes with the SEC from time to time. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors
Anat Earon-Heilborn
VP Investor Relations | Cellebrite DI Ltd.
+972 73 394 8440
investors@cellebrite.com

Media
Adam Jaffe
VP of Global Communications
+1 973 206 7643
adam.jaffe@cellebrite.com

Cellebrite DI Ltd.

Third Quarter 2021 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	65,887	53,241	178,338	137,745
Gross profit	53,934	43,740	148,117	110,386
Gross margin	81.9%	82.2%	83.1%	80.1%
Operating income (loss)	(3,092)	8,983	9,516	4,150
Operating margin	-4.7%	16.9%	5.3%	3.0%
Cash flow from operations	(8,047)	16,636	6,260	34,396

Non-GAAP Financial Data:
Operating income	13,468	12,585	35,117	16,985
Operating margin	20.4%	23.6%	19.7%	12.3%
Adjusted EBITDA	15,025	13,888	39,030	20,429
Adjusted EBITDA margin	22.8%	26.1%	21.9%	14.8%

(1)	For a reconciliation of operating income (loss) to non-GAAP operating income and net income to adjusted EDITDA, including for one-time issuance expenses, see the table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Information.”

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	September 30,	December 31,
	2021	2020
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$109,886	$128,709
Restricted cash	-	5,137
Short-term deposits	61,801	108,928
Trade receivables (net of allowance for doubtful accounts of $589 as of September 30, 2021 and $616 as of December 31, 2020)	76,215	66,324
Prepaid expenses and other current assets	14,055	7,439
Contract acquisition costs	4,563	2,979
Inventories	4,808	4,754
Total current assets	271,328	324,270

Non-current assets
Other non-current assets	179	565
Deferred tax assets, net	9,475	7,372
Property and equipment, net	16,392	16,106
Intangible assets, net	8,312	6,611
Goodwill	9,463	9,463
Total non-current assets	43,821	40,117

Total assets	$315,149	$364,387

Liabilities, redeemable convertible preferred shares and shareholders’ equity

Current Liabilities
Trade payables	$5,756	$4,727
Other accounts payable and accrued expenses	51,732	49,112
Deferred revenues	115,017	105,543
Restricted Sponsor Shares liability	55,893	-
Price Adjustment Shares liability	103,338	-
Derivative warrant liabilities	71,984	-
Total current liabilities	403,720	159,382

Long-term liabilities
Liability for employees’ severance benefits	363	366
Other long-term liabilities	6,652	6,191
Long-term deferred revenues	34,398	33,439
Total long-term liabilities	41,413	39,996

Total liabilities	$445,133	$199,378

Redeemable convertible preferred shares	-	101,205

Shareholders’ equity (deficiency)
Share capital	*-	*-
Additional paid-in capital	(156,339)	34,226
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	(78)	1,321
Retained earnings	26,518	28,342
Total shareholders’ equity (deficiency)	(129,984)	63,804

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficiency)	$315,149	$364,387

*	Less than US$ 1.

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Subscription services	$30,046	$25,841	$88,890	$72,843
Term-license	21,205	9,163	44,340	18,852
Perpetual license and other	6,657	11,838	24,782	30,304
Professional services	7,979	6,399	20,326	15,746
Total revenue	65,887	53,241	178,338	137,745

Cost of revenue:
Subscription services	2,650	2,278	7,324	6,741
Term-license	651	577	1,546	936
Perpetual license and other	2,282	1,930	5,158	6,470
Professional services	6,371	4,716	16,193	13,212
Total cost of revenue	11,954	9,501	30,221	27,359

Gross profit	53,933	43,740	148,117	110,386

Operating expenses:
Research and development	16,427	12,899	46,708	39,606
Sales and marketing	20,123	15,162	55,150	43,542
General and administrative*	20,475	6,696	36,743	23,088
Total operating expenses	57,025	34,757	138,601	106,236

Operating income (loss)	(3,092)	8,983	9,516	4,150
Financial income, net	17,812	417	18,674	1,574
Income before income tax expense	14,720	9,400	28,190	5,724
Income tax expense	6,581	1,279	8,665	2,897
Net income	$8,139	$8,121	$19,525	$2,827

Earnings per share:
Basic	$0.06	$0.04	$0.15	$(0.07)
Diluted	$0.05	$0.03	$0.13	$(0.07)

Weighted average shares outstanding:
Basic	144,845,163	123,378,301	131,086,877	123,513,879
Diluted	163,348,212	157,968,025	148,164,411	123,513,879

Other comprehensive income:
Unrealized gain (loss) on hedging transactions	(174)	(400)	(1,440)	415
Currency translation adjustments	(15)	56	40	54
Total other comprehensive income (loss), net of tax	(189)	(344)	(1,400)	469
Total other comprehensive income	$7,950	$7,777	$18,125	$3,296

*	Including one-time issuance costs

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	$8,139	$8,121	$19,525	$2,827
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Employees’ stock option compensation and RSU’s	1,417	1,825	4,819	5,731
Depreciation and amortization	2,097	1,689	5,277	4,346
Deferred income taxes	(1,338)	378	(1,907)	1,301
Revaluation of derivative warrants	3,539	-	3,539	-
Revaluation of earn out shares	(20,791)	-	(20,791)	-
Increase (decrease) in liability for severance benefits, net	2	2	(1)	1
Increase in trade receivables	(24,357)	(18,259)	(10,648)	(14,134)
Increase in deferred revenue	15,344	16,255	12,652	27,602
Decrease in other non-current assets	4,693	33	385	21
Increase in prepaid expenses and other current assets	(5,687)	(401)	(10,845)	(146)
Decrease (Increase) in inventories	36	403	(87)	(593)
Increase (decrease) in trade payables	1,494	(1,009)	1,200	(3,100)
Increase in other accounts payable and accrued expenses	7,249	6,852	2,679	9,793
Increase in other long-term liabilities	116	747	463	747
Net cash provided by (used in) operating activities	(8,047)	16,636	6,260	34,396

Cash flows from investing activities:

Purchases of property and equipment	(1,479)	(1,162)	(4,333)	(4,789)
Payment related to business combination, net of cash acquired	-	-	-	(15,046)
Asset acquisition	-	-	(3,000)	-
Short term deposits, net	18,047	55,986	47,127	31,830
Net cash provided by investing activities	16,568	54,824	39,794	11,995

Cash flows from financing activities:

Repurchase of common shares	-	-	-	(85)
Payment of dividend	(100,000)	-	(100,000)	(10,000)
Exercise of options to shares	1,174	-	1,361	-
Proceeds from Recapitalization transaction, net	29,298	-	29,298	-
Net cash used in financing activities	(69,528)	-	(69,341)	(10,085)

Net increase (decrease) in cash and cash equivalents and restricted cash	(61,007)	71,460	(23,287)	36,306
Net effect of Currency Translation on cash and cash equivalents	(500)	306	(673)	169
Cash and cash equivalents and restricted cash at beginning of period	171,393	46,392	133,846	81,683
Cash and cash equivalents and restricted cash at end of period	$109,886	$118,158	$109,886	$118,158

Supplemental cash flow information:
Cash paid for taxes	738	699	6,399	1,332
Non-cash activities
Purchase of property and equipment on suppliers’ credit	(119)	58	65	253

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating income (loss)	$(3,092)	$8,983	$9,516	$4,150
One-time expense	-	-	-	1,519
Issuance expenses	11,834	-	11,834	-
Dividend participation compensation	966	-	966	-
Share based compensation	1,417	1,825	4,819	5,731
Amortization of intangible assets	541	386	1,364	902
Acquisition related costs	1,802	1,391	6,618	4,683
Non-GAAP operating income	$13,468	$12,585	$35,117	$16,985

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	$8,139	$8,121	$19,525	$2,827
One-time expense	-	-	-	1,519
One-time tax expense	7,067	-	7,067	-
Issuance expenses	11,834	-	11,834	-
Dividend participation compensation	966	-	966	-
Share based compensation	1,417	1,825	4,819	5,731
Amortization of intangible assets	541	386	1,364	902
Acquisition related costs	1,802	1,391	6,618	4,683
Income tax expense	(1,210)	(207)	(2,168)	(701)
Finance expenses	(17,252)	-	(17,252)	-
Non-GAAP net income	$13,303	$11,516	$32,773	$14,961

Non-GAAP Earnings per share:
Basic	$0.09	$0.09	$0.25	$0.12
Diluted	$0.08	$0.07	$0.22	$0.12

Weighted average shares outstanding:
Basic	144,845,163	123,378,301	131,086,877	123,513,879
Diluted	163,348,212	157,968,025	148,164,411	123,513,879

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	$8,139	$8,121	$19,525	$2,827
Financial income, net	(17,811)	(417)	(18,674)	(1,574)
Tax expenses	6,581	1,279	8,665	2,897
One-time expense	-	-	-	1,519
Issuance expenses	11,834	-	11,834	-
Dividend participation compensation	966	-	966	-
Share based compensation	1,417	1,825	4,819	5,731
Amortization of intangible assets	541	386	1,364	902
Acquisition related costs	1,802	1,391	6,618	4,683
Depreciation expenses	1,556	1,303	3,913	3,444
Adjusted EBITDA	$15,025	$13,888	$39,030	$20,429